August 25, 2011

Christian Windsor, Esquire

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	New Peoples Bankshares, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 16, 2011

10-K/A’s for the fiscal year ended December 31, 2010

Filed April 29 and June 24, 2011

Form 10-Q for the Quarter ended March 31, 2011

Filed June 28, 2011

File No. 0-33411

Dear Mr. Windsor:

This responds to your letter dated August 3, 2011 relating to the above referenced Form 10-K, 10-K/A, and 10-Q filings. For your convenience, the text of the comments are provided below, followed by our response.

This letter is being filed with the Securities and Exchange Commission (“Commission” or “SEC”) on EDGAR supplementally as correspondence, and a complete copy of this letter in paper format is also being forwarded to you by overnight delivery. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

We respectfully request, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to certain portions of our responses (the “Confidential Materials”). The Confidential Materials are marked with bracketed asterisks [***], and the pages on which they appear is marked with the confidentiality legends as required by Rule 83. We believe that the Confidential Materials contain information that is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the Commission, including any other government employee, requests an opportunity to inspect or copy the materials referred to in this letter, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that the Company be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned with a copy to Douglas W. Densmore at (540) 510-3024 (facsimile: (540) 510-3050) or Hugh B. Wellons at (540) 510-3057 (facsimile: (540) 510-3050). The telephone and facsimile numbers for Mr. Asbury are [***] and (276) 873-7003 (fax), and for Mr. Mullins are [***] and (276) 873-7505 (fax).

Form 10-K/A #2 for Fiscal Year Ended December 31. 2010 General

1.

In the initial version of your 10-K, filed March 16, 2011, you indicated that you intended to file a proxy statement for your annual meeting, which would include your Part III Page 2 information. In the April 29 amendment to the 10-K you included the Part III information, and have not

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

subsequently filed a proxy statement for your annual meeting. Please tell us regarding your plans to conduct an annual meeting this year, and provide your analysis of the impact of a decision not to conduct a meeting this year under your applicable listing standards and Virginia law.

Response: We established the date of our annual meeting at our most recent Board of Directors meeting as November 7, 2011, with a shareholder record date of September 20, 2011. Subsequent to the shareholder record date, we will file the proxy statement for that annual meeting. The normal time period that we hold our annual meeting is mid-May. However, [***] we decided to postpone the annual meeting [***]. Unfortunately [***], we discovered that a restatement of our financial statements for December 31, 2010 was necessary. These circumstances required us to include the Part III information in our 10-K amendment. Once we completed the restatement, the SEC initiated a review of our filings. We did not feel comfortable establishing a shareholder record date and annual meeting date until the end of the SEC comment period and satisfactory resolution of the issues. However, after discussing this with SEC Staff, we were encouraged to set that date. The annual meeting date, although considerably later than usual, does not violate Virginia law. We are not currently listed on a national exchange and, therefore, not subject to listing standards.

Our Market Areas, page 5

2.	We note your dependence on your local market area, described in the related risk factor on page 21. In future filings, please revise to provide economic figures reflecting current conditions in your market area, as well as significant changes and trends over the past several years. These might relate to average income, housing starts and sales, foreclosures and commercial business figures such as total employment or the like.

Response: We will provide the requested information in our Form 10-K filing for December 31, 2011.

Provision for Loan Losses, page 33

3.	We note your disclosure on page 34 that if collateral appraisals are outdated you will obtain updated appraisals, and you have referenced an evaluation that is made to determine if the collateral is sufficient for these credits. Please tell us and revise your future filings beginning with your next Form 10-Q to disclose your appraisal policies and procedures. In your revised disclosures, please include the following:

•	explain when you consider an appraisal to be outdated and whether this varies by loan type;

•	discuss in further detail the evaluation that is performed on the underlying collateral to determine whether it is sufficient;

•	how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type;

•	describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals;

•	discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and

•	quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Response:

•	explain when you consider an appraisal to be outdated and whether this varies by loan type;

We consider an appraisal to be outdated when the appraisal is greater than 12 months old and an individual credit exhibits signs of weakness that warrants the possibility of relying upon the collateral for potential repayment.

•	discuss in further detail the evaluation that is performed on the underlying collateral to determine whether it is sufficient;

An independent appraisal department reviews the appraisal to ensure compliance with USPAP requirements. The appraisal is further reviewed by the loan officer and Chief Credit Officer for reasonableness. If the appraised value is questionable, an independent third party review of the appraisal is obtained.

•	how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type;

We obtain appraisals on adversely classified loans annually for all loan types. This is a new policy adopted in mid 2010. Prior to this date, the period was 18 months. We have given higher priority to construction and development, as well as commercial real estate type loans in the past year as these have been more sensitive to market deterioration. With the recent development of a Special Assets division, concentrated efforts on these problem credits are underway and current appraisals are being obtained in order of priority. We anticipate all of these loans to have a current appraisal obtained by the end of 2011.

•	describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals;

If appraisals are obtained “as is”, we further discount these appraisals with an estimated selling cost of 10% for commercial and development type properties, and 6% for residential mortgages. If a current appraisal has not been obtained, we discount the most recent appraised value by age, ie. Greater than one year through two years is discounted 10%, two years to three years discount is 20%, and greater than 3 years are discounted 30%. For distressed out of market loans, we compare the credit to a similar current dated appraisal and discount accordingly until a current appraisal is obtained.

•	discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and

In determination of the FAS 5 component of our allowance for loan losses, we do not directly consider the potential for outdated appraisals, since that portion of our allowance is based on the analysis of the performance of loans with similar risk characteristics, external risk factors and internal risk factors. We do consider the overall quality of our underwriting processes in our internal risk factors; but the need to update appraisals is associated with loans identified as impaired under FAS 114.

In determination of the FAS 114 component of our allowance for loan losses, for loans determined to be impaired under the standard, we specifically confirm the current status of appraisals as outlined in the items noted above.

•	quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

$42.4 million in collateral dependent loans have current appraisals and this is the basis of the valuation less estimated selling costs.

We will revise our future filings, beginning with the 3rd quarter 2011 Form 10-Q, to include the revised disclosures discussed above.

4.	As a related matter, we also note that as a result of the material weakness identified in your internal control over financial reporting as of December 31, 2011 you state on page 79 that the Chief Credit Officer is now responsible for determining when appraisals or evaluations will be needed on impaired loans and other real estate owned properties. To the extent not already provided, please tell us in further detail how the Chief Credit Officer determines when appraisals and evaluations will be performed.

Response: As noted above, by policy we consider an appraisal to be outdated when the appraisal is greater than 12 months old and an individual credit exhibits signs of weakness that warrants the possibility of relying upon the collateral for potential repayment. However, the Chief Credit Officer has discretion in determining which appraisals must be updated, in what order, and which may be deferred. The Chief Credit Officer evaluates the type of project associated with the credit, the age of the related appraisal and his market knowledge with respect to that type collateral in making his determination.

For example, acquisition, development and construction (ADC) credit appraisals will be updated earlier and more frequently than for owner occupied real estate which are in similar payment status. The basis for this discretion and treatment is that we have determined that the former project types are subject to more market price volatility than the latter types.

For additional clarification, we offer the following.

Our policy is to obtain appraisals on adversely classified loans as required for all loan types, which is a new policy adopted in mid-2010. However, we have given higher priority to construction and development (ADC), as well as commercial real estate type loans in the past year as these have been more sensitive to market deterioration.

Generally, the lack of cash flow to service the related debt results in a downgrade. At the time of the downgrade and pursuant to FAS 114, we determine potential loss exposure. The type of collateral plays a role in determining whether a new appraisal is ordered. The age and type of the existing appraisal are also keys in the decision. For example, purpose of the loan is land development and we have a 2009 appraisal, we would order a new appraisal, consistent with exhibited market deterioration. Also by example, if a loan is secured by a warehouse with a single tenant and no changes in the lease or payment history, we may rely on the 2009 appraisal.

A final factor in the decision is whether the original appraisal was certified or performed in house. Given our prior experience of inaccuracies in a higher percentage of in house valuations, a new certified appraisal would generally be ordered. With the recent development of our Special Assets division, concentrated efforts on these problem credits are underway and current appraisals are being obtained in order of priority. We anticipate all of these loans to have a current appraisal obtained by the end of 2011 if they are individually or collectively material.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

All properties that are carried in ORE are appraised at foreclosure, and booked at that value, less 10% sales costs. The ORE properties are re-appraised every 12 months per policy, with carrying values adjusted appropriately.

5.	To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with details of your five largest collateral dependent impaired loans at June 30, 2011 and December 31, 2010. Your response should include a discussion of the following:

•	when the loan was originated;

•	when the loan became impaired;

•	the underlying collateral supporting the loan;

•	the amount of any charge-offs recognized for the loan, as applicable;

•	the date and amount of the last appraisal obtained for the underlying collateral;

•	the estimated fair value of the underlying collateral at June 30, 2011 and December 31,2010;

•	if you applied a discount to the most recent appraised value, the discount applied and how it was determined;

•	whether you have received an appraisal subsequent to either June 30, 2011 and December 31, 2010 and how you considered these updated appraised values as of previous period end;

•

and any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Response: Four of the five loans for each period are for commercial or residential real estate development. Three of five loans in each period are out of our principal market area. For more details relating to this, please see Attachment 1.

Note 7. Loans, as Restated, page 58

6.	We note in your Banking Services section beginning on page 6 you discuss your current loan offerings. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether your current loan portfolio segments should be classified as a separate class of financing receivable for purposes of providing the disclosures required by ASU 2010-20 based upon the following:

•	Commercial real estate loans are currently included within your commercial loan portfolio segment;

•	Residential first and second loans and home equity lines of credit are currently included within your residential loan portfolio segment;

Based upon the different credit risk characteristics related to the different loans included in your current loan portfolio segments, please consider revising your future filings to separately disclose the above mentioned loans as a separate class of financing receivable. If you do not believe disclosing these loan portfolios as separate classes is necessary please provide us with credit quality information (specific allowance, charge-offs, etc.) which supports your determination that these portfolios do not represent a significant credit risk.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Response: In the past we have included our commercial real estate, residential first and second, and home equity lines of credit in our real estate-mortgages breakout of our loan portfolio. In consideration of the cited guidance, we will provide additional breakout of loans discussed above in our Form 10-Q filing for September 30, 2011 and in subsequent filings. An example of the proposed disclosure using information as of June 30, 2011 is as follows:

Loans receivable outstanding are summarized as follows:

(Dollars are in thousands)	June 30, 2011
Real estate secured:
Commercial	$190,612
Construction and land development	44,872
Residential 1-4 family	266,789
Multifamily	16,413
Farmland	47,084

Total real estate loans	565,770
Commercial	43,639
Agriculture	7,408
Consumer installment loans	46,952
All other loans	234

Total loans	$664,003

7.	Please revise your Age Analysis of Past Due Loans Receivable tabular disclosure on page 59 in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

Response: We will provide the necessary breakout of loans past due 30-59 days and 60-89 days in our Form 10-Q filing for September 30, 2011 and in subsequent filings. An example of the proposed disclosure using information as of June 30, 2011 is as follows:

An age analysis of past due loans receivable was as follows:

As of June 30, 2011 (Dollars are in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
Real estate secured:
Commercial	$5,064	$2,462	$7,401	$14,927	$175,685	$190,612	$—
Construction and land development	3,253	374	9,393	13,020	31,852	44,872	—
Residential 1-4 family	7,283	1,892	3,953	13,128	253,661	266,789	1,599
Multifamily	2,098	504	—	2,602	13,811	16,413	—
Farmland	2,421	500	6,823	9,744	37,340	47,084	151

Total real estate loans	20,119	5,732	27,570	53,421	512,349	565,770	1,750
Commercial	1,146	190	3,033	4,369	39,270	43,639	295
Agriculture	101	18	201	320	7,088	7,408	3
Consumer installment Loans	903	257	333	1,493	45,459	46,952	305
All other loans	—	—	—	—	234	234	—

Total loans	$22,269	$6,197	$31,137	$59,603	$604,400	$664,003	$2,353

8.	We note your disclosure on page 59 that interest income recognized on impaired loans for December 31, 2010 was $4.0 million. Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Response: Interest income and cash receipts on impaired loans are handled depending on whether or not the loan is on non-accrual status. If the impaired loan is not on non-accrual status, then the interest income on the loan is computed using the effective interest method. If there is serious doubt about the collectability of an impaired loan it is the Bank’s policy to stop accruing interest on a loan, and classify that loan as non-accrual under the following circumstances: (a) whenever we are advised by the borrower that scheduled payment or interest payments cannot be met, (b) when our best judgment indicates that payment in full of principal and interest can no longer be expected, or (c) when any such loan or obligation becomes delinquent for 90 days unless it is both well secured and in the process of collection. All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and prospects for future contractual payments are reasonably assured. We will revise our future filings, beginning with our Form 10-Q for the 3rd quarter 2011 to disclose this policy.

Form 10-Q for Fiscal Quarter Ended March 31, 2011 Note 3.

Formal Written Agreement, page 6

9.	We note your disclosure of the formal written agreement with the Federal Reserve Bank of Richmond and the Virginia State Corporation Commission Bureau of Financial Institutions which was entered into on July 29, 2010. We also note your statement that under the terms of this agreement you have agreed to strengthen credit risk management policies, enhance lending and credit administration, enhance management of your commercial real estate concentrations, conduct ongoing review and grading of your loan portfolio, and review and revise, as appropriate, current policy and maintain sound processes for maintaining an adequate allowance for loan and lease losses. To the extent that such initiatives are expected to have a material impact on your results of operations, financial position, or liquidity, please revise your future filings to disclose in detail the changes you have made or intend to make to comply with this guidance.

Response: Pursuant to the terms of the Agreement referenced above, we have agreed to:

•	strengthen credit risk management policies;

•	enhance lending and credit administration;

•	enhance management of our commercial real estate concentrations;

•	conduct ongoing review and grading of our loan portfolio; and,

•	review and revise, as appropriate, current policy and maintain sound processes for maintaining an adequate allowance for loan and lease losses.

Over the short term, which we estimate as within one year, we believe these initiatives will not have a material impact on our results of operations, financial position, or liquidity. We expect these activities to initially assist us with our measurement of risk and proper reporting of results more than materially impacting our results of operations, financial position, or liquidity.

Over the longer term, those initiatives will fundamentally impact the way we conduct business (in their related areas). In that longer time horizon, since improved risk management is at the heart of these activities, we do expect them to positively and materially impact our results of operations and financial position, but not to materially impact liquidity. We expect these initiatives to significantly reduce our credit losses, improve our net income and increase our capital position in the longer term.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Significant changes that we have made, or intend to make, in these areas are summarized in the following.

Strengthen Credit Risk Management Policies

On September 27, 2010, the Bank submitted a written plan to strengthen credit risk management practices addressing the items required by the Agreement. The Plan was reviewed by the Bank’s Compliance Committee on September 17 and September 23, 2010 and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

The plan as adopted addresses, considers and includes:

1.	The responsibility of the board of directors to establish appropriate risk tolerance guidelines and risk limits;

2.	Periodic review and revision of risk exposure limits to address changes in market conditions;

3.	Timely and accurate identification and quantification of credit risk within the loan portfolio;

4.	Strategies to minimize credit losses and reduce the level of problem assets;

5.	Enhanced stress testing of loan and portfolio segments; and,

6.	Enhanced watch list reporting.

We have also recently enhanced credit risk management procedures for small and mid-sized loans and credit analysis to ensure accuracy of risk ratings. As of June 30, 2011, we believe we have now achieved an In Compliance status with respect to this requirement of the Agreement. Additional information regarding this and other credit improvements are more fully addressed later herein.

Activity Update:

Our Chief Credit Officer continues to develop the Bank’s Credit Administration staff and procedures. This is done with a view to immediately improving the recognition, assessment, and resolution of problem credits. Concurrent with this effort, training has been provided to the staff to assist with that process in addition to appropriate pre-approval underwriting and analysis. See response below for additional information with respect to Credit Administration progress.

As the Commission is aware, during the second quarter of 2011 the Company discovered that it had incorrectly accounted for a number of Financial Accounting Standards Board Statement (FASB) 114 specific reserves required to be recognized in 2010 pursuant to FASB Topic ASC 855, formerly FASB 165 (FASB 165 generally dealing with recognition of certain subsequent events through the date of issuance of the financial statements). Such recognition materially impacted our previously reported financial condition as of December 31, 2010 and the results of our operations for the year then ended.

As of this date, the Company has completed its evaluations and revised its financial statements as of December 31, 2010 and March 31, 2011. The required restatements have been filed with the Commission and appropriate banking agencies. The Bank has conducted training specifically to assure this situation does not reoccur.

Enhance Lending and Credit Administration

On September 27, 2010, the Bank submitted a written lending and credit administration program addressing the items required by the Agreement. The Plan was reviewed by the Bank’s Compliance Committee on September 17 and September 23, 2010 and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Our Plan addresses, considers and includes:

1.	Documented analysis of the borrower’s and guarantor’s repayment sources, credit worthiness, global cash flow, leverage, liquidity, and overall debt services ability;

2.	Types of financial and collateral information that must be obtained and the timing and frequency for receipt of such information;

3.	Standards for renewing, extending, or modifying existing loans;

4.	Ongoing assessment, inspection, and reporting of real estate development project status;

5.	Appropriate controls on loan draws, including, but not limited to, a description of the documents necessary to support the draw;

6.	Monitoring and reporting of exceptions to loan policies and procedures; (g) policies and procedures to minimize financial and document exceptions;

7.	Standards for the management of collateral including accurate and timely valuation of collateral; and

8.	Procedures for monitoring loan participations.

We believe that we are in Partial Compliance with this requirement of the Agreement. We are continuing our efforts to eliminate larger number of financial and documentation exceptions accumulated over time. Management continues to reevaluate practices to ensure exceptions are kept to a minimum.

Update to Department Activities

Special Assets Responsibility and Staffing:

We have recently restructured the Special Assets Department, which led to the department being responsible for all relationships greater than $500,000 and risk rated 6 or worse plus the OREO portfolio. Department staffing has increased to six full-time employees consisting of four special assets officers, an analyst and an administrative assistant.

Commercial Lenders:

The Bank continues to work with 12 lenders to oversee the commercial lending portfolio and continues with their training. The function has been realigned based on regions, where our two most senior credit officers work with 5 to 6 lenders each. The Bank believes this arrangement provides more consistency and improved opportunities for training in an “on-the-job” environment.

Analysts:

In the quarter ended March 31, 2011, the commercial analysis group had one remaining vacancy. That vacancy has now been filled.

Training:

The Chief Credit Officer continues to assist Loan Officers in providing training in area such as risk identification, financial statement analysis, and loan purpose and structure. In April, the new commercial lenders received two full training days. Cash flow and structure training, originally scheduled for May has been deferred. In lieu of that, all lenders have received training in risk identification and risk grading. That training was conducted over 4 days on a rolling basis (there were four, one-day sessions).

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Appraisal Review Department:

The Bank has recognized a need to improve the expertise of the Appraisal Review Department. In addressing that issue, the Bank is seeking to hire a Certified/Licensed Appraiser to lead the department as an employee of the Bank. The Bank is presently interviewing for that position, and hopes to fill it in the 3rd quarter of 2011.

Loan Policy Review/Edit:

The Bank recognized the need to significantly improve the guidance provided by its on-line policy manuals associated with credit. During the 2nd quarter, the Credit Management Team of the Bank took 3 days to review and edit these policies. The underlying purpose of the effort was to provide substantially more specific guidance to Bank personnel in lieu of the more general guidance that was previously prevalent in the manuals.

Enhance Management of our Commercial Real Estate Concentrations

On September 27, 2010, the Bank submitted a written plan to strengthen the Bank’s management of commercial real estate (“CRE”) concentrations, including steps to reduce the risk of concentrations addressing the items required by the Agreement. The Plan was reviewed by the Bank’s Compliance Committee on September 17 and September 23, 2010 and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

The plan includes:

1.	Procedures to identify, limit, and manage concentrations of credit that are consistent with the Interagency Guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices, dated December 12, 2006 (SR 07-1);

2.	A schedule for reducing and the means by which the Bank will reduce the level of CRE concentrations, and timeframes for achieving the reduced levels; and

3.	Enhanced monitoring and reporting of CRE concentrations to management and the board of directors.

We believe that we are In Compliance with this paragraph of the Agreement.

Activity Update:

The Bank continues to focus on reducing and enhancing management of concentrations of credit through continued execution of the steps set forth in our Plan.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

A summary of our concentrations in key areas is presented below (in thousands).

	June 30, 2011	Change from December to March		March 31, 2011	Change from December to March		December 31, 2010
		Dollars	Percentage		Dollars	Percentage	(RESTATED)

ADC Loans	44,872	(2,216)	-4.71%	47,088	(5,219)	-9.98%	52,307

Non-owner occupied CRE	153,401	(4,357)	-2.76%	157,758	(5,553)	-3.40%	163,311

Total CRE Loans	251,897	(7,829)	-3.01%	259,726	(7,499)	-2.81%	267,225

Total CRE, excluding OO CRE	143,368	(5,688)	-3.82%	149,056	(7,165)	-4.59%	156,221

Risk-based Capital	57,891			59,033			58,466

Total CRE less Owner Occupied to Risk-based Capital	247.65%			252.50%			267.20%

ADC Loans to Risk-based Capital	77.51%			79.77%			89.47%

The ratios of ADC Loans to Risk-Based Capital and total CRE (less owner occupied real estate) at June 30, 2011 were well within the regulatory guidelines under SR 07-01.

Conduct Ongoing Review and Grading of our Loan Portfolio

On September 27, 2010 the Bank submitted a written plan concerning the ongoing review and grading of the Bank’s loan portfolio addressing the items required by the Agreement. The Plan was reviewed by the Bank’s Compliance Committee on September 17 and September 23, 2010, and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

The program addresses, considers and includes:

1.	The scope and frequency of loan review;

2.	Standards and criteria for assessing the credit quality of loans;

3.	Application of loan grading standards and criteria to the loan portfolio; and,

4.	Quarterly written reports to the board of directors that identify the status of those loans that are adversely graded and the prospects for full collection or strengthening of the quality of any such loans.

We believe that we are In Compliance with this paragraph of the Agreement.

Activity Update:

The Bank continues to engage an external loan review firm to provide quarterly independent loan reviews of the Bank’s portfolio. Their report for the quarter ended June 30, 2011 included a particular emphasis on loans between $250,000 and $1,000,000 that were risk graded 3, 4, or 5 (generally our “pass grade credits”). This is a segment of loans the Bank felt warranted a higher degree of attention, and wished to gather an independent view of the quality of that particular group. The Bank was pleased with the relatively low number of reclassifications out of that grade range to lower grades.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Review and Revision of Current Policy and Maintain Sound Processes for Maintaining an Adequate Allowance for Loan and Lease Losses

The Bank has reviewed and revised its ALLL methodology and on September 27, 2010 the Bank submitted a written description of the methodology to the Reserve Bank and Bureau addressing the items required by the Agreement. The description of the methodology was reviewed by the Bank’s Compliance Committee on September 23, 2010. It was formally adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the methodology and implement any needed changes the Reserve Bank or Bureau may recommend.

The Bank reviewed and revised its ALLL methodology consistent with relevant supervisory guidance, including the Interagency Policy Statements on the Allowance for Loan and Lease Losses, dated July 2, 2001 (SR 01-17 (Sup)) and December 13, 2006 (SR 06-17), and the findings and recommendations regarding the ALLL set forth in its most recent Report of Examination. The revised ALLL methodology was designed to maintain an adequate ALLL and addresses, considers, and includes the reliability of the Bank’s loan grading system, the volume of criticized loans, concentrations of credit, the current level of past due and nonperforming loans, past loan loss experience, evaluation of probable losses in the Bank’s loan portfolio, including adversely classified loans, and the impact of market conditions on loan and collateral valuations and collectability.

At this date, we believe that we are In Compliance with this requirement of the Agreement.

Both prior to and following the date of the Agreement, the Bank’s policy has been to establish and maintain an adequate reserve for loan losses. However, we recognize the challenges associated with modeling the ALLL and those associated with adapting to the historic economic changes experienced over the last few years.

On September 27, 2010, as a part of the Allowance for Loan Losses Methodology Review and Revision, the Bank submitted a written program for the maintenance of an adequate ALLL addressing the items required by the Agreement. The Plan was reviewed by the Bank’s Compliance Committee on September 17 and September 23, 2010, and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

The Plan includes policies and procedures to ensure adherence to the revised ALLL methodology and provide for periodic reviews and updates to the ALLL methodology, as appropriate. The Plan also provides for a review of the ALLL by the board of directors on at least a quarterly calendar basis. Any deficiency found in the ALLL is remedied in the quarter it is discovered, prior to the filing of the Consolidated Reports of Condition and Income, by additional provisions. The board of directors maintains written documentation of its review, including the factors considered and conclusions reached by the Bank in determining the adequacy of the ALLL. During the term of the Agreement, the Bank submits to the Reserve Bank and the Bureau, within 30 days after the end of each calendar quarter, a written report regarding the board of directors’ quarterly review of the ALLL and a description of any changes to the methodology used in determining the amount of ALLL for that quarter.

We believe that we are In Compliance with this requirement of the Agreement.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Activity Update:

Activity for recent periods relating to the Allowance for Loan Losses is summarized below (in thousands):

	6/30/2011	3/31/2011	12/31/2010	12/31/2009

Beginning Balance	19,660	25,014	18,588	6,904

Provision	1,271	1,298	22,328	12,841
Recoveries	604	456	606	119
Charged-Off	(3,878)	(7,108)	(16,508)	(1,276)

Ending Balance	17,657	19,660	25,014	18,588

As requested we will revise our future filings, beginning with our 3rd Quarter 2011 Form 10-Q, to disclose in detail further changes we expect to make to comply with this guidance to the extent material to our results of operations, financial positions or liquidity.

10.	Tell us about, and revise your disclosure in future filings to describe, all material actions taken or to be taken by Peoples Bancorporation, or its subsidiary banks, to address the requirements of any agreements with your regulators. For confidential or informal agreements, do not disclose the terms of those agreements; instead discuss the actions and affects of the actions taken or to be taken. With regard to the formal agreements, provide updated disclosure regarding any changes or additional actions taken in the relevant periods and disclose management’s conclusion as to whether you are in compliance with the terms of the agreement.

Response: Material actions taken or to be taken by us, or our subsidiary banks, to address the requirements of any agreements with our regulators, other than those discussed under Item 9 above include the following.

Board Oversight

On September 27, 2010, the Bank submitted a written plan to strengthen board oversight of the management and operations of the Bank addressing the items required by the Agreement. The Plan was reviewed by the Bank’s Compliance Committee on September 23, 2010 and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

Activity Update:

The Board fully embraces the need for strong and effective corporate governance to ensure the safe and sound operation of the Bank, and has implemented numerous actions to strengthen oversight of management and Bank operations.

During the quarter ended June 30, 2011, the Board continued to take an active role in the oversight of the Bank. Their most notable activity continues to include active participation of Board members on the Audit Committee, Compliance Committee and the Directors’ Loan Committee. The Directors’ Loan Committee continues to meet weekly and enables Board members to participate in loan approvals, renewals, and extensions including those required under the Agreement. The Committee also enables the

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Board to remain abreast of the Bank’s largest credit exposures as well as monitor the Bank’s compliance with all loan policies and procedures. The Committee has also helped the Board oversee the Bank’s management of problem credits.

One of the more significant recent developments with regard to oversight relates to the Compliance Committee’s direction that a Task Monitoring Worksheet be developed to assure that the Bank identifies and adheres to the “actionable items” discussed in all the Policies, Plans or Programs developed in complying with the Agreement. Management and the Board believe that such adherence will not only provide for compliance with the Agreement, but will fundamentally benefit the way we do business in the areas addressed.

We believe that we are In Compliance with this requirement of the Agreement.

Corporate Governance and Management Review

The Board of Directors of the Bank retained an independent consultant to assess the effectiveness of Bank’s corporate governance, board and management structure (the “Review”), to assess staffing needs, and to prepare a written report of findings and recommendations (the “Report”). The Review addressed, considered, and included:

1.	The qualifications and performance of each of the Bank’s senior executive officers to determine whether the individual possesses the ability, experience, and other qualifications to competently perform present and anticipated duties, including their ability to: adhere to applicable laws and regulations and the Bank’s established policies and procedures; restore and maintain the Bank to a safe and sound condition; and comply with the requirements of the Agreement;

2.	The identification of present and future management and staffing needs for each area of the Bank, particularly in the areas of credit risk management, lending and credit administration, loan review, and problem asset workout; and,

3.	An assessment of the current structure, qualifications, and composition of the board of directors and their committees, and a determination of the structure and composition needed to adequately supervise the affairs of the Bank.

The Bank’s Board of Directors submitted a written management plan to the Reserve Bank and the Bureau that fully addressed the findings and recommendations in the independent consultant’s Report and describes the specific actions that the Board of Directors proposes to take in order to strengthen the Bank’s management and corporate governance, and to hire, as necessary, additional or replacement directors, officers or staff to properly oversee, manage and operate the Bank.

We believe that we are In Compliance with this requirement of the Agreement.

Activity Update:

One of the recommendations included in the independent report was to develop an appropriate succession plan for key bank officers. The Board reviewed and approved the Succession Plan developed pursuant to that recommendation during a Special Board Meeting held June 8, 2011.

Asset Improvement

Pursuant to and beginning with the effective date of the Agreement (July 29, 2010), the Bank has not, directly or indirectly, extended, renewed, or restructured any credit to or for the benefit of any borrower,

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

including any related interest of the borrower, whose loans or other extensions of credit are criticized in the report of examination of the Bank conducted by the Reserve Bank that commenced on September 14, 2009 (“Report of Examination”) or in any subsequent report of examination, without the prior approval of a majority of the full board of directors or a designated committee thereof.

The board of directors or its designated committee documents in writing the reasons for the extension of credit, renewal, or restructuring, and certifies to the process and decision made in reviewing that extension, renewal or restructuring. [***]

The written certification are made a part of the minutes of the meetings of the board of directors or its committee, as appropriate, and a copy of the signed certification, together with the credit analysis and related information used in the determination, is retained by the Bank in the borrower’s credit file for subsequent supervisory review. For purposes of this Agreement, the term “related interest” is defined as set forth in section 215.2(n) of Regulation O of the Board of Governors of the Federal Reserve System (the “Board of Governors”) (12 C.F.R. § 215.2(n)).

For purposes of compliance with this requirement, the board of directors has delegated such approval authority to the Board Loan Committee.

The Bank believes that it is In Compliance with this requirement of the Agreement.

The Bank has developed acceptable written plans designed to improve the Bank’s position through repayment, amortization, liquidation, additional collateral, or other means on each loan or other asset in excess of $1,000,000, including OREO, that: (i) is past due as to principal or interest more than 90 days as of the date of the Agreement; (ii) is on the Bank’s problem loan list; or (iii) was adversely classified in a Report of Examination. The Bank has submitted these plans to the Reserve Bank and the Bureau for each applicable loan or other asset.

In developing the plan for each loan, the Bank reviews, analyzes, and documents the financial position of the borrower, including source of repayment, repayment ability, and alternative repayment sources, as well as the value and accessibility of any pledged or assigned collateral, and any possible actions to improve the Bank’s collateral position.

The Bank continues to emphasize the importance of the plans’ completeness and execution with its staff. We understand that the documentation itself is not the corrective action. Rather it is the execution of the actions contemplated in the plans that is of primary importance. However, we agree that the documentation is important in that it serves well to organize, memorialize and communicate our actions to resolve or improve those assets.

The Bank believes that it is In Compliance with this requirement of the Agreement.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Discussion:

The Bank believes it is making progress in working through problem loans although NPA’s remain at historically higher levels over the recent period. They are summarized below:

Non-performing assets:

	6/30/2011	3/31/2011	12/31/2010	12/31/2009

Loans accruing 90+ days past due	2,353	1,507	1,692	3,875
Non-accrual loans	42,996	41,980	45,781	24,713
Other Real Estate Owned	11,137	13,533	12,346	5,643

Total NPA’s	56,486	57,020	59,819	34,231

Capital Planning

Pursuant to the Agreement, on September 27, 2010, the Bank submitted a written plan to maintain sufficient capital at Bankshares, on a consolidated basis, and to maintain sufficient capital at the Bank as a separate legal entity on a stand-alone basis. The Plan includes:

1.	Bankshares’ current and future capital requirements, including compliance with the Capital Adequacy Guidelines for Bank Holding Companies: Risk-Based Measure and Tier 1 Leverage Measure, Appendices A and D of Regulation Y of the Board of Governors (12 C.F.R. Part 225, App. A and D);

2.	The Bank’s current and future capital requirements, including compliance with the Capital Adequacy Guidelines for State Member Banks: Risk-Based Measure and Tier 1 Leverage Measure, Appendices A and B of Regulation H of the Board of Governors (12 C.F.R. Part 208, App. A and B);

3.	The adequacy of the Bank’s capital, taking into account the volume of classified credits, concentrations of credit, the adequacy of the ALLL, current and projected asset growth, projected retained earnings, and anticipated and contingency funding needs;

4.	The source and timing of additional funds to fulfill NPBI’s and the Bank’s future capital requirements; and

5.	The requirements of Section 225.4(a) of Regulation Y of the Board of Governors (12 C.F.R. § 225.4(a)) that NPBI serve as a source of strength to the Bank.

The Plan was reviewed by the Bank’s Compliance Committee on September 23, 2010 and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

We intend to revise the Capital Plan to include the possible impact on capital if it becomes necessary to establish a valuation allowance for the Bank’s deferred-tax asset. We expect to revise this Plan to address that issue during the 3rd quarter of 2011.

The Bank believes that it is Partial Compliance with this requirement of the Agreement. The Company and Bank have submitted the Plan as required, but continues efforts to achieve the capitalization goals set forth therein.

Strategic Plan and Budget

On September 27, 2010, the Bank submitted, as a portion of the Company’s Strategic and Capital Plan, a strategic plan to improve the Bank’s earnings. The Plan was reviewed by the Bank’s Compliance Committee on September 23, 2010 and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

The written plan and related budget include:

1.	Identification of the major areas where, and means by which, the board of directors will seek to improve the Bank’s operating performance;

2.	A realistic and comprehensive budget for the remainder of calendar year 2010, including income statement and balance sheet projections; and,

3.	A description of the operating assumptions that form the basis for, and adequately support, major projected income, expense, and balance sheet components.

The Bank believes that it is In Compliance with this requirement of the Agreement.

Liquidity and Funds Management

On September 27, 2010, the Bank submitted a written plan designed to improve management of the Bank’s liquidity position and funds management practices addressing the items required by the Agreement. The Plan was reviewed by the Bank’s Compliance Committee on September 23, 2010 and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

On September 27, 2010, the Bank also submitted a written contingency funding plan addressing the items required by the Agreement. The Plan was reviewed by the Bank’s Compliance Committee on September 23, 2010 and was adopted and implemented by the Board of Directors on September 23, 2010. We have committed to further modify the Plan and implement any needed changes the Reserve Bank or Bureau may recommend.

The plan to improve management of the Bank’s liquidity position and funds management practices addresses, considers, and includes:

1.	Measures to enhance the monitoring, measurement, and reporting of the Bank’s liquidity to the board of directors; and,

2.	Specific liquidity targets and parameters and the maintenance of sufficient liquidity to meet contractual obligations and unanticipated demands.

The plan to address contingency funding identifies available sources of liquidity and includes adverse scenario planning.

We believe that we are In Compliance with these requirements of the Agreement.

Activity Update:

The Bank continues to review liquidity and contingent funding on a monthly, or more frequent, basis. The Asset Liability Committee reviews liquidity and contingent funding, an updated proforma cash flow analysis, and Liquidity Gap Report on a quarterly basis. The ALCO Committee also approves all decisions regarding the investment portfolio, provides guidance on interest rates, and oversees all aspects of the balance sheet. Deviations from policy parameters, if they occur, are documented and explained to the ALCO Committee and Board for approval.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Dividends and Distributions

Pursuant to the Agreement, the Bank may not declare or pay any dividends without the prior written approval of the Reserve Bank, the Director of the Division of Banking Supervision and Regulation of the Board of Governors (“Director”), and the Bureau.

The Company may not declare or pay any dividends without the prior written approval of the Reserve Bank, the Director, and the Bureau.

The Company may not take any other form of payment representing a reduction in capital from the Bank without the prior written approval of the Reserve Bank and the Bureau.

The Company and its nonbank subsidiaries shall not make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Reserve Bank, the Director and the Bureau.

The Bank believes that it has complied with these obligations.

Debt and Stock Redemption

The Company and its nonbank subsidiaries may not and has not, directly or indirectly, incurred, increased, or guaranteed any debt without the prior written approval of the Reserve Bank and the Bureau. Any such requests for prior written approval shall contain, but not be limited to, a statement regarding the purpose of the debt, the terms of the debt, and the planned source(s) for debt repayment, and an analysis of the cash flow resources available to meet such debt repayment.

The Company may not and has not, directly or indirectly, purchased or redeemed any shares of its stock without the prior written approval of the Reserve Bank and the Bureau.

The Bank has complied with these provisions of the Agreement.

As requested we will revise our future filings, beginning with our 3rd quarter 2011 Form 10-Q, to provide updated disclosure regarding any material changes or additional actions taken in the relevant periods and disclose management’s conclusion as to whether we are in compliance with the terms of the agreement.

Note 7. Allowance for Loan Losses, page 11

11.	We note from your tabular disclosures on pages 11-12 that your unallocated allowance for loan losses totaled $6.377 million and $6.163 million as of March 31, 2011 and December 31, 2010, respectively, which represents 33% and 25% of your total allowance for loan losses as of these periods. We also note disclosure on page 34 of your most recent Form 10-K/A for December 31, 2010 that as a result of a change in methodology in the last quarter of 2009 your unallocated allowance represents your internal processes of underwriting and the inherent risks present in your loan portfolio due to past and present lending practices. Based upon the significant amount of unallocated allowance for loan losses as of these period ends, please tell us and consider revising future filings to present additional granularity by enhancing your current disclosures regarding the amount of the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

Response: Our unallocated allowance for loan losses is composed of both unallocated internal and external factors. For our internal factors we evaluate our internal processes of underwriting

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

such as personnel, credit system, risk grading, and financial information gathering and consider the inherent risks present in the portfolio due to past and present lending practices such as extensions and deferrals on loans, practices involving single pay and interest only loans, renewals, refinancing and concentrations. A collective grade is assigned based on this evaluation and an adjustment factor is applied to the net loan portfolio after loans evaluated for impairment are removed. For our external factors we evaluate national and local regional unemployment information, local housing price changes, gross domestic product growth, and interest rates. A collective grade is assigned based on this evaluation and an adjustment factor is applied to the net loan portfolio after loans evaluated for impairment are removed. The internal and external adjustment factors are allocated proportionally to the net loan portfolio, not directly allocated to a particular loan type. As requested we will revise our future filings, beginning with our 3rd quarter 2011 Form 10-Q, to provide additional disclosure concerning the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

A breakdown of the amount of unallocated loan losses between internal and external factors for June 30, 2011, March 31, 2011 and December 31, 2010 is as follows:

	Allowance for Loan Losses Attributed To
(Dollars in thousands)	Unallocated Internal Factors	Unallocated External Factors	Total Unallocated Allowance
June 30, 2011	$3,943	$1,723	$5,666
March 31, 2011	4,324	2,053	6,377
December 31, 2010	4,165	1,998	6,163

We appreciate you bringing these matters to our attention and please provide any additional comments you have concerning this response. In addition, New Peoples Bankshares, Inc. (the Company) acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan H. Mullins
Jonathan H. Mullins
President and Chief Executive Officer

/s/ C. Todd Asbury
C. Todd Asbury
Chief Financial Officer

Mr. Christian Windsor

United States Securities and Exchange Commission

August 25, 2011

Attachment 1

[***]